EXHIBIT 8.1

LIST OF SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF INCORPORATION
West Witwatersrand Gold Holdings Limited	South Africa
Crown Consolidated Gold Recoveries Limited	South Africa
DRDGOLD South African Operations (Pty) Limited	South Africa
Blyvooruitzicht Gold Mining Company Limited	South Africa
Crown Gold Recoveries (Pty) Limited	South Africa
East Rand Proprietary Mines Limited	South Africa
DRD International Aps (Pty) Limited	Denmark
DRD Australasia (Pty) Limited	Australia
DRD Australia APS	Denmark
DRD (Offshore) Limited	Isle of Man
DRR (Isle of Man) Limited	Isle of Man
Emperor Mines Limited	Australia
DRD (Porgera) Limited	Papua New Guinea
Tolukuma Gold Mines Limited	Papua New Guinea
Fortis (Pty) Limited	Papua New Guinea
DRD Australasia Services Company (Pty) Limited	Australia
Net-Gold Services Limited	Bermuda